Exhibit 23.2

802 N Washington St

Spokane, WA 99201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Amendment 1 to the Form 10 (File No. 000-25668) of our report dated June 8, 2020 on the balance sheets of Global Technologies, Ltd. as of June 30, 2019 and 2018, the related statements of operations, stockholders’ deficiency, and cash flows for the two-year period ended June 30, 2019.

Our report dated June 8, 2020, relating to those financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to Global Technologies, Ltd.’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in this Registration Statement.

Spokane, Washington

August 10, 2020